Dear Investors,

I hope 2023 has started off well for everyone. 2022 presented several challenges for us, but we emerged with a few key successes and an encouraging pivot to our exit plan. I'll run through the successes and challenges we're facing, our 2022 numbers, and then discuss our path forward.

Overview

Our highest priorities in 2022 were to expand our product offering with an in-house brand, stabilize revenue losses, and increase margins to attract an acquisition. We were successful on two fronts: we increased margins by over 4% and each of our product launches have been met with widespread praise, but we were not successful in stabilizing revenue losses. Despite the sales decline, our brand value and product quality remain among the best—this past year, we were again selected as the best subscription box for vegan beauty by many of the beauty industry's top authorities, including Vogue—however, industry challenges and ad campaign ineffectiveness are hurting our revenue potential. As mentioned in our Q3 update last year, the CPA across our ad campaigns skyrocketed in 2022, averaging over $1k. Although fraudulent activity was the clear driving force, there are other compounding factors causing our campaigns to struggle with acquisition and churn. Though not an exhaustive list, retail competition/absorption, discount marketing, and market substitutions are major concerns. I'll go through each of these briefly and then discuss our next steps.

Retail Competition/Absorption

Large retailers—specifically Sephora, Ulta, and Amazon—have increased their presences in the vegan and clean beauty markets. Backed by large ad budgets (capable of commercial spots at the Australian Open), this increased competition is driving up our CPA and wreaking havoc on customer retention. Customer absorption from large retailers has been a struggle since the start of pandemic. Consumers were forced without warning to shop almost exclusively online, and it was easier to do so at large retailers like Amazon, who offered more of what they needed, the lowest prices, and the fastest shipping options. Once the lockdowns ended and the economy opened back up in 2021, these purchasing habits were largely ingrained. A deep dive into our vendor sales brought to light this absorption from retailers like Amazon. Our non-subscription YOY sales were -26% in 2020 followed by -35% in 2021, but our leading brand not sold on Amazon had YOY sales of -28% in 2020 and +9% in 2021, showing by comparison a significant rebound.

Discount Marketing

Increased competition amid post-pandemic economic turbulence caused boutique clean beauty retailers to increase shopping discounts and GWPs. GWP values grew until they regularly surpassed order values. At one time, Credo offered a free 18-piece $240 beauty set with orders over $150 while Detox Market offered a $258 beauty set for orders over $190. Our retail model took a hit from this shift to discount and GWP incentives, because our shopping incentives are aimed entirely at after-purchase customer retention. For the past decade, we've offered the best rewards program in both the vegan and clean beauty industries: 20% points on all shop purchases. Our retention program was the driving force behind our sales growth, because it allowed us to effectively promote brands as the crème de la cruelty-free—which shouldn't be sold at a discount—while still providing huge savings for customers. But, during prolonged economic instability, this retention program became a catch-22: while our rewards-based incentives struggled against the immediate gratification of deals, discounts, and GWPs, we couldn't suddenly discontinue them during a time when consumers were struggling. The only solution was to offer both together, further tightening the vice grip that sales losses and inflation had on our margins.

To compound the problem, the rise of discount marketing led to a proliferation of applications for customers to track discount-based incentives in real time. As one example, Microsoft added a coupon feature to its Edge browser in 2020 where promo codes appear inside Edge as an alert when you're shopping if there's a code you can use on that site or if the product can be purchased for less, via a code or otherwise, on another website. Rewards programs are not tracked by these applications, so our customers are actively persuaded to shop elsewhere by the internet browsers they use to access our shop, even if our 20% rewards incentive is the largest deal available.

Market Substitutions

Economic fears and inflation have hurt vegan specialty items across the board, since cheaper alternatives readily exist. Pre-pandemic IPOs of vegan brands have displayed this in shocking fashion. Beyond Meat's stock has plummeted 93% since its 2019 peak value. Oatly has similarly lost over 92% of its peak value. We've likewise seen steep sales drops in each product category. The most extreme case was seen in our fashion category, due to the rise of fast fashion, where 2020-2022 YOY sales drops ranged between 60% and 85%, more than double the YOY sales drops for our entire shop. Within our beauty categories, though the fluctuations were less extreme, sales struggles were widespread. Furthermore, brand partnership constraints left us, at times, with one arm tied behind our back. Many of our retail contracts block us from offering discounts on their respective product lines, but when times get tough, many of these brands offer steep discounts through their websites and large retailers like Amazon. Additionally, our beauty box is particularly risk-exposed to sudden shifts in demand because we schedule our brand partnerships 12 months out. Historically this has been to our protection, because we negotiate better cost-share pricing the further out we schedule. But the unforeseen shift in demand caused over $440k in excess inventory and $125k in expired product. To compound this problem, matching our purchasing to decreasing demand did not solve future inventory expirations, because our brands were also dealing with product losses and passed their struggles down the supply chain by fulfilling wholesale orders with older inventory. The typical 2-year shelf life that we'd become accustomed to was reduced to 3-6 months for many brands and, in some cases, even less.

Ad Campaign Fraud

The single greatest loss to our advertising efficiency was due to fraudulent activity, though this was the easiest to mitigate. After installing the anti-fraud software ClickCease, our CPA dropped precipitously by 50%. Over several months, ClickCease's effectiveness ramped up, blocking thousands of IP addresses and reducing our long-term detectable fraudulent click rate to 20% and our CPA to ~$350. This was a significant improvement, but it remained over 5x our pre-pandemic CPA and too far above our CLV to be sustainable.

Moving Forward

Revenue instability is making a near-term acquisition unlikely, so we'll need to widen our exit strategy. On the positive side, our pivot toward product manufacturing mirrors other successful acquisitions in our industry. This exact path was taken by a fellow clean beauty retailer, Follain, which was purchased by Credo Beauty this past year despite similar revenue struggles. Given that our brand is still held in very high regard among industry experts, an established product line could offer the most valuable exit opportunity. That's why this year our primary focus will be on ensuring the success of each product launch and widening margins to increase the plug-and-play qualities of our business. Despite revenue instability, I'm optimistic that we still have a viable path toward acquisition.

Sincerely,

Ryan Miner | Managing Partner